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                                  Filed by: Applied Science and Technology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                           Subject Company: Applied Science and Technology, Inc.
                                                   Exchange Act File No. 0-22646


                              MKS Instruments, Inc.

                              Around the Process...

                               Around the World...

                  Strategic Acquisition of ASTeX, October, 2000



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Safe Harbor Passage

This presentation may contain forward-looking statements that are made under the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements are estimates which involve risks and uncertainties. Actual results may vary significantly from those stated in forward-looking statements. Further information regarding risk factors can be found in the Company's filings with the Securities and Exchange Commission.


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                                  John Bertucci

                                 Chairman & CEO

                                 MKS Instruments


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Transaction Summary

     [ ]  $300M acquisition of ASTeX
          [ ]  100% Stock and assumption of debt/cash

     [ ]  Ownership
          [ ]  70% MKS Instruments
          [ ]  30% ASTeX

     [ ]  Exchange Ration
          [ ]  0.7669 MKSI shares per ASTeX common share

     [ ]  Pooling of interests

     [ ]  Expected Closing:  December 2000


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Complementary Technologies ... Integrated Solutions

[MKS logo omitted]

     [ ] #1 supplier of gas process control instruments to semiconductor OEMs and Fabs
     [ ]  Market Value ~$700M
     [ ]  30 years of consecutive profitability, revenue CAGR 18% for 20 years
     [ ]  World-class global infrastructure

[ASTeX logo omitted]

     [ ]  #1 supplier of reactive gas solutions to semiconductor OEMs
     [ ]  Market Value ~$210M
     [ ]  5-years revenue CAGR 48% (3x industry growth rate)
     [ ]  Broad, deep, technically experienced management team


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Strong Strategic Fit
Around the Process

[Diagram of process chamber including the following MKS products:

     Specialty gases flowing through Mass-Flo(R) Gas Panel Instruments Gas Box Instruments
     Materials Delivery System
     Control Valve
     Shut-off Valve
     Process Monitor
     Baratron(R) Pressure Measurement
     Adaptive Controller
     HPS(R) Vacuum Components/Subsystems]

[Diagram of process chamber described above, adding on each of the ASTeX products:

     Power Generators
     ASTRON Reactive Gas Generators
     Ozone Generator]


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Strategic Rationale

     [ ]  One-stop Solution Leader
          [ ]  Most comprehensive product offering

     [ ]  Strengthens Competitive Positioning
          [ ]  Integrated solutions leader
          [ ]  Most comprehensive offering
          [ ]  Enhanced critical mass
          [ ]  Combines complementary core technologies
          [ ]  Builds on leading global infrastructure

     [ ]  Revenue Synergy Upside
          [ ]  100% complementary product offerings
          [ ]  Cross-selling opportunities


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Strategic Rationale

     [ ]  Strong Financial Position
          [ ]  $388 million in revenues (Combined companies, LTM)
          [ ]  $157 million cash (Combined companies, June 30, 2000)
          [ ]  Positioned for additional acquisitions
          [ ]  Accretive to MKS' earnings (without synergies)

     [ ]  Cost Synergy Upside
          [ ]  Leverage global infrastructure
          [ ]  Leverage MKS' lean manufacturing
          [ ]  Leverage supply chain management
          [ ]  Leverage R&D investment

     [ ]  Enhanced Growth Platform
          [ ]  Depth of combined management team and technology
          [ ]  Complementary core competencies
          [ ]  Strong geographical and cultural fit


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Clinical Process Technologies

[First part of diagram shows the following semiconductor processes:

              RTP                   Etch
              Epi                   Ion Implant
              SEM                   Diffusion
              Vacuum Processes      Strip
              PVD                   CVD]

'virtually every chip in the world is made with MKS products'

[Diagram shows the following semiconductor processes:

              RTP                   Etch
              Ion Implant           Strip
              CVD                   Clean]

'virtually every chip in the world is made with ASTeX products'

[Second part of diagram shows applications, other than semiconductor, which are made using the same process, specifically

              Flat Panel Displays
              Micro-Machined Devices
              Magnetic/Optical Storage Media
              MRI
              Freeze Dried Pharmaceuticals
              LEDs
              Optical Filters & Fibers
              Sterilized Medical Instruments
              Solar Cells
              Lasers]

[Third part of diagram shows the growing markets that use these products, specifically

              Telecommunications
              Internet Infrastructure
              Consumer Electronics
              Pharmaceutical & Medical
              PCs
              Automotive
              Electronics]






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MKS Core Products
Around the Process

[Diagram of process chamber including the following MKS products:

     Specialty gases flowing through Mass-Flo(R) Gas Panel Instruments Gas Box Instruments
     Materials Delivery System
     Control Valve
     Shut-off Valve
     Process Monitor
     Baratron(R) Pressure Measurement
     Adaptive Controller
     HPS(R) Vacuum Components/Subsystems]

[Diagram of process chamber described above, adding on each of the ASTeX products:

     Power Generators
     ASTRON Reactive Gas Generators
     Ozone Generator]


                                       10


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Product Integration
Around the Process

[Diagram of process chamber including the following integrated products:

     Integrated Vapor delivery
     Digital control network
     Integrated wafer power & cooling
     Integrated vacuum foreline cleaning]





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Comprehensive Product Offerings

[Pictures of the following products omitted

     [ ]  Pressure Measurement and Control Products
     [ ]  Vacuum Products
     [ ]  Materials Delivery & Analysis Products
     [ ]  ASTeX Products
     [ ]  Integrated Subsystems]


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Customer & Market Diversity
4,000+ Active Customers Worldwide

    Semiconductor Capital Equipment                        Semiconductor Manufacturers
---------------------------------------   -----------------------------------------------------------
[ ]  Applied        [ ]  Lam Research     [ ]  AMD         [ ]  Mitsubishi      [ ]  ST
     Materials                                                                       Microelectronics
[ ]  ASM            [ ]  Novellus         [ ]  Fujitsu     [ ]  Motorola        [ ]  Siemens
[ ]  Axcelis        [ ]  PSK              [ ]  Hitachi     [ ]  National Semi   [ ]  TI
[ ]  Gasonics       [ ]  Quester          [ ]  Hyundai     [ ]  NEC             [ ]  Toshiba
[ ]  Genus          [ ]  Semitool         [ ]  IBM         [ ]  Philips         [ ]  TSMC
[ ]  Hitachi        [ ]  SVS              [ ]  Intel       [ ]  Samsung         [ ]  UMC
[ ]  Jusung         [ ]  Tokyo Electron   [ ]  Micron
                    [ ]  ULVAC
                    [ ]  Varian

                                       Specialty
     Data Storage and FPD            Gas Suppliers             Diverse Vacuum Processes
----------------------------      -----------------     ------------------------------------
[ ]  AKT        [ ]  NEC           [ ]   Air Liquide     [ ]  Abbott  [ ]  GE
                                                              Labs
[ ]  Alcatel    [ ]  Seagate       [ ]   Air             [ ]  Delco   [ ]  Johnson & Johnson
                                         Products
[ ]  Anelva     [ ]  Sharp         [ ]   BOC             [ ]  Ford    [ ]  OSRAM
[ ]  CVC        [ ]  Toshiba       [ ]   Kinetics                     [ ]  Westinghouse
[ ]  Komag      [ ]  Unaxis        [ ]   Nippon
                                         Sanso
[ ]  Lucent     [ ]  Veeco         [ ]   Praxair


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Top 10 Customers (LTM)

       MKS                    ASTeX                   Combined
-------------------------------------------------------------------
Applied Materials        Applied Materials        Applied Materials
Axcelis                  Chipbond                 Chipbond
Hitachi                  FSI                      Gasonics
Intel                    Gasonics                 Lam
Lam                      J & J                    Novellus
Motorola                 Lam                      Philips Med.
Novellus                 Philips Med.             SVG
Samsung                  SVG                      TEL
TEL                      Ulvac                    Ulvac
Ulvac                    Varian                   Varian


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Leaders in Growing Market

[Pie chart showing total available market, served market and MKS and ASTeX shares of served market]

     Served Market ~$750M (1999)
     MKS ~25%

     Served Market ~$1450M (1999)
     [Pie chart indicates MKS and ASTeX portion of market]

     Total Market Around the Process
          ~$3.5bn (1999)
          ~$5.5bn (2000) est.
     [Pie chart indicates MKS and ASTeX portion of market]

Source:  AVEM, SEMI, Company Estimates


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Competition

------------------------------------------------------------------------------------------------
    Pressure
  Measurement &                                      Vacuum       Reactive Gas       Power
    Control      Materials Delivery and Analysis    Products       Generators      Generators
---------------  -------------------------------  -------------  -------------  ----------------
                  Flow Control     Gas Analysis
---------------  ---------------  --------------  -------------  -------------  ----------------
[ ]  MKS         [ ]  MKS         [ ]  MKS        [ ]  MKS       [ ]  ASTeX     [ ]  ASTeX
---------------  ---------------  --------------  -------------  -------------  ----------------
[ ]  Millipore   [ ]  Aera        [ ]  Inficon    [ ]  Edwards   [ ]  AE        [ ]  AE
---------------  ---------------  --------------  -------------  -------------  ----------------
                 [ ]  Millipore   [ ]  * Spectra  [ ]  Helix     [ ]  Ebara     [ ]  Analogic
---------------  ---------------  --------------  -------------  -------------  ----------------
                 [ ]  STEC                        [ ]  Inficon   [ ]  Sumitomo  [ ]  Daihen
---------------  ---------------  --------------  -------------  -------------  ----------------
                 [ ]  Unit                        [ ]  MDC                      [ ]  ENI
                      Instruments
---------------  ---------------  --------------  -------------  -------------  ----------------
                                                  [ ]  Nor-Cal
---------------  ---------------  --------------  -------------  -------------  ----------------
                                                  [ ]  Varian
---------------  ---------------  --------------  -------------  -------------  ----------------


* Acquired by MKS


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Established Global Infrastructure

[Diagram of world showing locations of MKS and ASTeX facilities.]

     [ ]  12 Manufacturing Facilities
     [ ]  22 Customer Support Centers
     [ ]  Provides SG&A Leverage
     [ ]  ASTeX Locations


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                               Richard Post, Ph.D

                                 Chairman & CEO
                                      ASTeX


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ASTeX Growth Drivers

     [ ]  Increased customer reliance on suppliers for value-add
     [ ]  Higher level of integration
     [ ]  Increased outsourcing by semiconductor equipment OEMs
     [ ]  New etch and deposition systems increase available market


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ASTeX semiconductor equipment subsystems

     [ ]  Reactive gas products for deposition, etch and cleaning
     [ ]  RF, DC and microwave power sources
          [ ]  Semiconductor
          [ ]  Medical
          [ ]  Lasers/Optoelectronics

[Pictures of the following ASTeX subsystems omitted

         ASTRON(R)
         Ozone
         Microwave
         RF]


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ASTeX product line expansion accelerates revenue growth

[Graphical display of revenue growth from $8.4m FY in 1993 to $140m (LTM) in 2000 indicating the year in which the following products were introduced

     RF generator
     Orbital planetary PVD
     PVD system
     Single chamber etch/CVD
     Batch reactor etch
     Microwave match
     Microwave applicator set
     CPS microwave
     Microwave OEM
     Microwave
     ASTRON abatement
     ASTRON chamber clean
     4 channel RF/microwave
     300 mm ozone generator
     Low dopant ozone
     Dissolved ozone
     Integrated ozone delivery
     Semozon
     Ozone generator]


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ASTeX expanding customer base

[Graphical display of the years 1992 to 2000 in which the development and production of products occurred for the following major customers

     DNS
     TEL
     ASM, JuSung, others
     PSK
     Novellus
     Lam
     SVG, Quester
     Ulvac
     GaSonics
     Applied Materials]


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Case study:  ASTeX Penetration at Applied Materials

[Graphical display of the years 1992 to 2000 in which development and production occurred for Applied Materials relative to the following chambers

     Chamber #1
     Chamber #2
          300 mm
          Chamber Clean
          Deposition
     Chamber #3
          Chamber Clean
          Deposition
     Chamber #4
     Chamber #5
          Chamber Clean
          Deposition
     Chamber #6
     Chamber #7
     Chamber #8]


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                                   Ron Weigner

                                    VP & CFO
                                 MKS Instruments


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Key Financial Statistics
(LTM, June 30, 2000/$M)

---------------------- ------------ ------------- ---------------
                           MKS          ASTeX        Combined
---------------------- ------------ ------------- ---------------
Revenue                   $248.2        $139.9        $388.1
---------------------- ------------ ------------- ---------------
EBIT                        50.7          19.4          70.0
---------------------- ------------ ------------- ---------------
Pro Forma Net Income        33.1          14.0          47.1
---------------------- ------------ ------------- ---------------
Shareholder's Equity       154.3         159.1         313.4
---------------------- ------------ ------------- ---------------

[ ]  Slightly accretive without synergies


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Combined Capitalization
(June 30, 2000/$M)

---------------------- ------------- -------------- ------------
                            MKS          ASTeX         Combined
---------------------- ------------- -------------- ------------
Debt                       $29.3          $9.6         $38.9
---------------------- ------------- -------------- ------------
Equity                     154.3         159.1         313.4
---------------------- ------------- -------------- ------------
Cash                        65.8          91.2         157.0
---------------------- ------------- -------------- ------------
Current Market Value        700           210           910
---------------------- ------------- -------------- ------------

Source: Financials as of June 30, 2000, Market Value as of September 29, 2000


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Combined Management Strength

                                                                  Career Years
------------------ -----------------------------------------------------------
John Bertucci      Chairman, CEO                                         35
Peter Younger      President, COO                                        25
Ronald Weigner     Vice President, CFO                                   32
William Stewart    Corporate VP/GM, Vacuum Products                      30
Joseph Maher       Corporate VP/GM, Pressure Measurement/Control         26
Robert Klimm       Corporate VP/GM, Materials Delivery/Analysis          24
Leo Berlinghieri   Corporate VP, Customer Support Operations             24
Donald Smith       Corporate VP, Chief Technical Officer                 13
Gerald Colella     Corporate VP, Business Operations                     23
Paul Blackborow    Corporate VP, Marketing                               18
------------------ -----------------------------------------------------------
Dick Post          Chairman, CEO                                         27
John Ross          President, COO                                        30
Bill Hurley        Sr. Vice President, CFO                               32
Jack Schuss        Vice President, Engineering                           23
Stanley Burg       Sr. Vice President, Systems                           35


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Summary

     [ ]  One-stop Solution Leader
     [ ]  Strengthens Competitive Positioning
     [ ]  Revenue Synergy Upside
     [ ]  Strong Financial Position
     [ ]  Cost Synergy Upside
     [ ]  Enhanced Growth Platform


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                              MKS Instruments, Inc.

                              Around the Process...

                               Around the World...






These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from MKS by directing your request to Ronald C. Weigner, Vice President and Chief Financial Officer of MKS at (978) 975-2350, or from John Tarrh, Vice President and Treasurer of ASTeX at (978) 284-4135.


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